FSB PREMIER WEALTH MANAGEMENT, INC.

Notes to Financial Statements

Note 1.   Summary of significant accounting policies

Nature of business
FSB Premier Wealth Management, Inc. (the Company) conducts business as a broker-dealer in securities and as a registered investment advisor. The Company primarily serves individual and institutional customers in Iowa and has an office in Iowa.

The Company is a wholly-owned subsidiary of FSB Financial Services, Inc. (the Parent). Farmers State Bank (the Bank) is a commercial bank and a wholly-owned subsidiary of the Parent. The Company has certain transactions with the Bank.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents
Cash and cash equivalents consist of cash held in bank accounts and money market funds.

Concentrations of credit risk
The Company's cash is on deposit at the Bank and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Marketable securities owned
Marketable securities owned are carried at fair value. Changes in fair value are included in earnings.

Intangible assets
Intangible assets consist of acquired customer relationship lists and are stated at cost, net of accumulated amortization. The intangible assets are amortized by the straight-line method over estimated useful lives of 15 years.

Furniture and equipment
Furniture and equipment are stated at cost, net of accumulated depreciation. Furniture and equipment are depreciated by the straight-line method over estimated useful lives of three to five years.

Leases
The Brokerage will periodically enter into lease agreements for the use of office facilities and equipment. Leases are classified as operating or finance leases at the lease commencement date.

FSB PREMIER WEALTH MANAGEMENT, INC.

Notes to Financial Statements

Note 1.   Summary of significant accounting policies (continued)

The liability arising from entering into a long-term lease agreement is recorded in other liabilities at the present value of future minimum payments under the lease term and a right-of-use asset equal to the lease liability is recorded in other assets adjusted for items such as deferred or prepaid rent, lease incentives, and any impairment of the right-of-use on the consolidated balance sheet. The discount rate used in determining the lease liability is based upon incremental borrowing rates the Brokerage could obtain for similar loans as of the date of commencement or renewal.

The liability and right-of-use asset arising from entering into a short-term lease agreement is not recorded on the consolidated balance sheet.

The lease term is determined by considering the minimum lease term and all optional renewal periods that the Brokerage is reasonably certain to renew. The lease term is also used to calculate straight-line lease expense.

Operating lease expense consists of a single lease cost allocated over the remaining lease term on a straight-line basis.

Income taxes
The Company files consolidated income tax returns with the Parent which is an S corporation. The consolidated items of taxable income and expense are reported by the Parent's stockholders and the Company is not generally subject to income tax.

As of December 31, 2022, the Parent's income tax returns for the years 2019 through 2022 remain open for possible examination by the Internal Revenue Service and state taxing authorities. Management does not expect any material adjustments to the Company's income tax balances should these returns be examined.

GAAP requires the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. As of December 31, 2022, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities.

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal or agent in a contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

Allowance for doubtful accounts
The Company believes that amounts due from its clearing organization are fully collectible; thus an allowance for doubtful accounts was not considered necessary at December 31, 2022.

Notes to Financial Statements

Note 1.   Summary of significant accounting policies (continued)

Subsequent Events

In the normal course of preparing the Company's financial statements, management reviews events that occur after the balance sheet date (December 31, 2022) for potential recognition or disclosure in the financial statements. Management has evaluated subsequent events through March 13, 2023, which is the date the financial statements were available to be issued.

Adoption of new accounting standards

On January 1, 2022, the Company adopted ASU No. 2016-02 "Leases (Topic 842)" and subsequent amendments thereto, which requires the Company to recognize the liabilities and right-of-use assets arising from entering into long-term leases agreements on the balance sheet. The adoption of this standard did not have a material effect on the Company's operating results nor financial condition.

Note 2.   Marketable securities owned

Marketable securities owned as of December 31, 2022 consist of exchange-traded corporate equities held for investment at fair values.

The Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect Company estimates of assumptions that market participants would use in pricing the asset. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

The Company uses quoted market prices in active markets to determine the fair value of securities. Such instruments are classified within Level 1 of the fair value hierarchy. As of December 31, 2022, all marketable securities were classified as Level 1.

Note 3.   Net capital requirements

The Company is subject to the Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). The Company is required to maintain minimum net capital, as defined, of the greater of 6 2/3% of aggregate indebtedness or $50,000.   At December 31, 2022, 6 2/3% of aggregated indebtedness was $26,948. Additionally, the Company's net capital was $483,030 which was $433,030 in excess of the required net capital of $50,000. Rule 15c3-1 also provides that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2022, the Company's percentage of aggregate indebtedness to net capital was 83.68%.

Note 4.   Operating leases

The Company's primary office facilities are located in a building owned by the Bank. The Company leases this space from the Bank on a month-to-month basis. Lease expense to the Bank was $12,546.

Note 5.   Off-balance sheet risk

The Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 6.   Employee benefit plan

The Company and the Bank have a 401(k) and profit sharing plan that covers all employees who have met certain eligibility requirements and includes a matching contribution of employee deferrals up to 4.0% of employee compensation. The profit-sharing plan provides for discretionary contributions by the Company in such amounts as the Board of Directors may determine. The Company estimated a profit sharing contribution of 5.0% of employee compensation. Total contribution expense was $73,618.

Note 7.   Related party transactions

The Bank provides the Company with accounting and human resource oversight. Salary expense for these services was $59,454. Employees of the Bank provide brokerage advisor services and earn commission for the Company. Commission expense paid to the related party was $467,145 which was included in the employee compensation and benefits expense on the Statement of Income. The Company has an agreement with the Bank to provide advisory services for the 401(k) and profit sharing plan. The Company received $10,000 from the Bank under this agreement which was included in the investment advisory fees revenue on the Statement of Income.

The Company maintains its short-term operating funds on deposit with the Bank and these funds totaled $31,649 at December 31, 2022. Also, the Company has a credit card with the Bank which had no balance due at December 31, 2022.

Note 8.   Revenues

Commission revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as, purchases of other investment products. The Company views the selling, distribution, and marketing, or any combination thereof, of investment products to such clients as single performance obligation to the product sponsors. Mutual fund trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services are performed.

Total revenue earned through sale and trail commissions disaggregated by investment product category is as follows:

Life Insurance	$203,221
Health and Medicare	31,418
Mutual Funds	60,727
Variable Annuities	67,879
Total commission revenue	$363,245

FSB PREMIER WEALTH MANAGEMENT, INC.

Notes to Financial Statements

Note 8.   Revenues (continued)

Investment Advisory Fees

Investment advisory fees represent amounts charged to clients' accounts on the Company's advisory platform. The Company provides ongoing investment advice and recommendations. This series of performance obligations transfers control of the services to the client as the services are performed. Revenue is recognized ratably to match the continued delivery of the performance obligations to the client over the life of the contract. The revenue generated from the Company's corporate advisory platform is based on a percentage of the market value of the eligible assets in the clients' accounts. The consideration for the revenue is constrained due to dependence on unpredictable market impacts on client portfolio values. The constraint is removed once the portfolio values are determined.

Net trading losses

Net trading losses include changes in fair values on marketable securities owned and miscellaneous revenues.

Interest and dividend income

The Company earns interest and dividend income from client margin accounts and money market funds, net of operating expense.